Exhibit 99.2

Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 7, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side.)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

November 7, 2013

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
1.	Proposal to re-elect three directors to the Company's Board of Directors (the "Board of Directors"), until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.		2.	Proposal to approve a compensation policy for the Company's office holders, in accordance with the requirements of the Israeli Companies Law.	☐	☐	☐
	NOMINEES:
	☐ FOR ALL NOMINEES Edouard Cukierman Luis Gutierrez Roy Ronen Zavlik		3.	Proposal to approve for the Company's Chief Executive Officer: (a) the 2013 bonus plan, in accordance with the compensation policy; and (b) the grant of 35,000 options to purchase the Company's Ordinary Shares.	☐	☐	☐
	☐ WITHHOLD AUTHORITY FOR ALL NOMINEES		4.	Proposal to approve a change in the timing of the payment to THCap for business development services, as described in the Proxy Statement. Mr. Gutierrez Roy, who is a director of the Company, may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.	☐	☐	☐

			5.	Proposal to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2013 and for such additional period until the next annual general meeting of shareholders.	☐	☐	☐

			By signing this proxy, the undersigned certifies that the undersigned has no "personal interest" under the Israeli Companies Law in proposals 2 and 3 (The "Votes Required" section of the Proxy Statement includes more information on how to vote if you do have a "personal interest").

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.s below)		☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.